                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                       For the month of January 31, 2000

                       Dransfield China Paper Corporation
                  --------------------------------------------
                               (Registrant's name)

               8th Floor, North Wing, Kwai Shun Industrial Centre
                      51-63 Container Port Road, Kwai Chung
                        New Territories, Hong Kong, China
                     --------------------------------------
                    (Address of principal executive offices)



     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

               Form 20-F  X                       Form 40-F
                         ---                                ---

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                     Yes                                 No  X
                         ---                                ---

     [If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b):82-         ]
                                                ---------

Attached for filing are the unaudited, interim, consolidated financial statements of the registrant, Dransfield China Paper Corporation, and its subsidiaries for the nine months ended December 31, 1999.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       DRANSFIELD CHINA PAPER CORPORATION



                                       By: /s/ Thomas J. Kenan
                                           -------------------------------------
                                           Thomas J. Kenan, Director

Date: February 4, 2000

                          INDEX TO FINANCIAL STATEMENTS


                                                                                                 Page
                                                                                                 ----

DRANSFIELD CHINA PAPER CORPORATION AND SUBSIDIARIES:

Consolidated Balance Sheets as of March 31, 1999 and
   December 31, 1999                                                                               2

Consolidated Statements of Income (unaudited) for the nine months ended December 31,
   1998 and December 31 , 1999                                                                     3

Condensed Consolidated Statements of Cash Flows (unaudited) for the nine months ended
   December 31, 1998 and December 31, 1999                                                         4

Notes to Consolidated Financial Statements                                                       5 - 10

                                                                      Jan 10, 00

              DRANSFIELD CHINA PAPER CORPORATION AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET
                   AS OF MARCH 31, 1999 AND DECEMBER 31, 1999

       (Amounts in thousands, except number of shares and per share data)

                                                                (Unaudited)
                                        Notes     3/31/99         12/31/99         12/31/99
                                                    HK$              HK$             US$

ASSETS
Current assets
 Cash and bank balances                             1,203            9,814           1,261
 Accounts receivable, net                             430               57               7
 Inventories, net                         4         1,415            2,403             309
 Prepaid expenses                                     863              879             112
 Income tax recoverable                                92               92              12
                                                  -------          -------          ------
Total current assets                                4,003           13,245           1,701
Fixed assets                                      186,642          198,877          25,563
Loan to a related company                 5        14,350           14,350           1,844
Deposit for fixed assets                            3,143               --              --
Other assets                                          200              200              26
                                                  -------          -------          ------
                                                  208,338          226,672          29,134
                                                  =======          =======          ======

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
 Accounts payable                                     571              348              45
 Accrued liabilities                                1,527            2,259             290
 Due to a minority shareholder                      2,421               --              --
                                                  -------          -------          ------
Total current liabilities                           4,519            2,607             335
Due to holding company                    6        44,009           46,014           5,914
Loan from a related company               5        14,350           14,350           1,844
                                                  -------          -------          ------
                                                   62,878           62,971           8,093

Shareholders' equity:
Common Stock, no par value,
 40,000,000 shares authorized;
 16,399,210 shares issued,                        153,584          175,559          22,565
 and fully paid up
Contributed surplus                       7         3,653            3,926             505
Accumulated deficit                               (11,777)         (15,784)         (2,029)
                                                  -------          -------          ------
Total shareholders' equity                        145,460          163,701          21,041
                                                  -------          -------          ------
Total liabilities and shareholders' equity        208,338          226,672          29,134
                                                  =======          =======          ======

             The accompanying notes form an integral part of these
                       consolidated financial statements.

                                                                      Jan 10, 00

              DRANSFIELD CHINA PAPER CORPORATION AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
       FOR THE NINE MONTHS ENDED DECEMBER 31, 1998 AND DECEMBER 31, 1999

       (Amounts in thousands, except number of shares and per share data)


                                                           Three Months Ended December 31           Nine Months Ended December 31
                                             Notes

                                                           1998          1999         1999          1998          1999         1999
                                                           HK$           HK$          US$           HK$           HK$          US$
Net sales:
   Hygienic paper
   - third parties                                           --            --           --            --            --           --
   - fellow subsidiaries                                    271           106           14           271           422           54
   Other paper products to third parties                    644           190           24         4,033           691           89
                                                    -----------   -----------  -----------   -----------   -----------  -----------
                                                            915           296           38         4,304         1,113          143
Cost of sales:
   Hygienic paper                                          (271)         (106)         (14)         (271)         (422)         (54)
   Other paper products                                    (736)         (232)         (30)       (3,875)         (682)         (88)
                                                    -----------   -----------  -----------   -----------   -----------  -----------
                                                         (1,007)         (338)         (44)       (4,146)       (1,104)        (142)

Gross profit                                                (92)          (42)          (6)          158             9            1


Selling general and administrative expenses
   - third parties                                         (755)         (823)        (106)       (3,269)       (2,549)        (328)
   - fellow subsidiaries                                   (457)         (203)         (26)       (1,761)       (1,051)        (135)
                                                    -----------   -----------  -----------   -----------   -----------  -----------
                                                         (1,212)       (1,026)        (132)       (5,030)       (3,600)        (463)


Interest income                                              --            14            2            --            14            2
Interest expense                                             --            --           --            (3)           --           --
                                                    -----------   -----------  -----------   -----------   -----------  -----------
                                                             --            14            2            (3)           14            2

Other income / (expenses)
   - compensation from supplier                              --            --           --            --            --           --
   - loss on disposal of subsidiaries                        --            --           --            --            --           --
   - corporate promotion expenses            8             (280)         (323)         (42)         (291)         (474)         (61)
   - others                                                   1             8            1            15            44            6
                                                    -----------   -----------  -----------   -----------   -----------  -----------
                                                           (279)         (315)         (41)         (276)         (430)         (55)

Loss before income taxes                                 (1,583)       (1,369)        (177)       (5,151)       (4,007)        (515)

Provision for income taxes                   3
   - Current                                                 --            --           --            --            --           --
   - Deferred                                                --            --           --            --            --           --
                                                    -----------   -----------  -----------   -----------   -----------  -----------
                                                             --            --           --            --            --           --
                                                    -----------   -----------  -----------   -----------   -----------  -----------


Net loss                                                 (1,583)       (1,369)        (177)       (5,151)       (4,007)        (515)
                                                    ===========   ===========  ===========   ===========   ===========  ===========

Basic and diluted net loss per share (cents)             (10.16)        (8.35)       (1.08)       (33.05)       (24.43)       (3.14)
                                                    ===========   ===========  ===========   ===========   ===========  ===========


Shares used in computation of
   basic and diluted loss per share                  15,585,000    16,399,210   16,399,210    15,585,000    16,399,210   16,399,210
                                                    ===========   ===========  ===========   ===========   ===========  ===========

              The accompanying notes form an integral part of these
                       consolidated financial statements.
                                       3







                                                                    Jan 10, 00

              DRANSFIELD CHINA PAPER CORPORATION AND SUBSIDIARIES

          CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED) FOR THE NINE MONTHS ENDED DECEMBER 31, 1998 AND DECEMBER 31, 1999

       (Amounts in thousands, except number of shares and per share data)


                                                                         Nine months Ended December 31
                                                                          1998        1999        1999
                                                                           HK$         HK$         US$
Net cash provided by operating activities                                  350         287          37

Cash flows from investing activities :
   Acquisition of fixed assets                                           2,023      (1,461)       (188)
   Acquisition of further interest in a subsidiary                          --          --          --
   Proceeds from disposal of subsidiaries                                   --          --          --
                                                                      --------    --------    --------
Net cash used in investing activities                                    2,023      (1,461)       (188)
                                                                      --------    --------    --------


Cash flows from financing activities :
   Advances from holding company                                            --       2,918         375
   Repayment of loan to holding company                                 (3,395)     (4,300)       (553)
   Repayment of loan to a minority shareholder                              --        (894)       (115)
   New issue of common stock                                                --      12,061       1,550
   Bank loans and overdrafts, secured                                       --          --          --
                                                                      --------    --------    --------
Net cash provided by financing activities                               (3,395)      9,785       1,257
                                                                      --------    --------    --------

Net (decrease) in cash and cash equivalents                             (1,022)      8,611       1,106


Cash and cash equivalents, at beginning
   of period                                                             2,065       1,203         155
                                                                      --------    --------    --------

Cash and cash equivalents, at end of period                              1,043       9,814       1,261
                                                                      ========    ========    ========


             The accompanying notes form an integral part of these
                       consolidated financial statements.


                                       4





                                                                      Jan 10, 00

               DRANSFIELD CHINA PAPER CORPORATION AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
                   FOR THE NINE MONTHS ENDED DECEMBER 31, 1999

               (Amounts in thousands, unless otherwise stated and
                   except number of shares and per share data)

1.   BASIS PRESENTATION

     The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of the management, all adjustments (consisting of normal recurring accruals) considered necessary for a presentation have been included. Operating results for the nine months period ended December 31, 1999 are not necessarily indicative of the results that may be expected for the year ending March 31, 2000. For further information, refer to the consolidated financial statements and footnotes thereto for the year ended March 31, 1999 included in the previous Registration Statement.

2.   FOREIGN CURRENCY EXCHANGE

     The financial information has been prepared in Hong Kong dollars ("HK$"), the official currency of Hong Kong. Solely for the convenience of the reader, the financial statements have been translated into United States dollars ("US$") prevailing on December 31, 1999 which was US$1.00 = HK$7.78. No representation is made that the Hong Kong dollar amounts could have been, or could be, converted into US$ at that rate or any other certain rate on December 31, 1999.

3.   INCOME TAXES

     The Company was incorporated in the British Virgin Islands and, under current law of the British Virgin Islands, is not subject to tax on income or on capital gains.

     Any income arising in and deriving from business carried on in Hong Kong is subject to Hong Kong tax. No tax is charged on dividends received and capital gains earned.

                                       5


                                                                      Jan 10, 00

              DRANSFIELD CHINA PAPER CORPORATION AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
                   FOR THE NINE MONTHS ENDED DECEMBER 31, 1999

               (Amounts in thousands, unless otherwise stated and
                   except number of shares and per share data)

3.   INCOME TAXES (continued)

     Guangzhou Dransfield Paper Limited, a co-operative joint venture formed in the PRC in which the Company has a 100% interest, and Jiangsu Dransfield Paper Co. Ltd. ("JDP"), a wholly foreign owned venture formed in the PRC in which the Company has a 80% interest, are subject to PRC income taxes at the applicable tax rate of 33% for Sino-foreign joint venture enterprises. These two ventures are eligible for full exemption from joint venture income tax for the first two years starting from its first profitable year of operations followed by a 50% deduction from the third to fifth year. Under the Income Tax Law applicable to Sino-foreign joint ventures, no PRC income tax was levied on the above companies as they have either not commenced operation or just commenced operation as at December 31, 1999.

     Total income tax expense differs from the amount computed by applying Hong Kong statutory income tax rate of 16% (1998: 16%) to income before taxes as follows:

                                           (Unaudited)
                                    Nine months ended December 31
                                        1998    1999   1999
                                         HK$     HK$    US$

Computed expected income taxes           571      --     --
Non-deductible losses of subsidiaries   (201)     --     --
Valuations allowance                    (370)     --     --
                                        ----    ----   ----
                                          --      --     --
                                        ====    ====   ====

     Deferred tax asset is comprised of the following :

                                                   (Unaudited)
                                     3/31/99   12/31/99    12/31/99
                                        HK$       HK$        US$

         Tax losses carried forward    1,292     1,933       248
         Valuations allowance         (1,292)   (1,933)     (248)

                                      ------    ------    ------
                                          --        --        --
                                      ======    ======    ======

                                        6


                                                                      Jan 10, 00

               DRANSFIELD CHINA PAPER CORPORATION AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
                       Nine Months ended December 31, 1999

               (Amounts in thousands, unless otherwise stated and
                   except number of shares and per share data)

4.   INVENTORIES, NET

     Inventories are comprised of:

                                                (Unaudited)
                                   3/31/99   12/31/99  12/31/99
                                     HK$       HK$        US$

Raw materials                         814     1,708       220
Finished goods                      1,106     1,111       142
Less: Allowance for obsolescence     (505)     (416)      (53)
                                   ------    ------    ------
Inventories, net                    1,415     2,403       309
                                   ======    ======    ======

5.   LOANS WITH A RELATED COMPANY

     In May 1995, the Company entered into an agreement with a third party, Broadsino Investment Company Limited ("Broadsino") to establish Dransfield Broadsino Paper Holdings Limited ("DBPHL"), a company which is 80% owned by the Company. DBPHL then owned 100% interest in Jiangsu Dransfield Paper Co. Ltd. ("JDP"), a PRC company principally engaged in paper manufacturing. DBPHL has committed to contribute an amount of US$9.26 million (approximately HK$72 million) to JDP, to be financed by a shareholders' loan.

     The Company, DBPHL and Broadsino entered into a loan agreement whereby the Company and Broadsino agreed to make an interest-free shareholders' loan of US$9.26 million (approximately HK$72 million) (the "shareholders' Loan") to DBPHL. Pursuant to another agreement, the Company agreed to make a loan of US$1,844 (approximately HK$14 million) to Broadsino, bearing compound interest at the rate of 6 percent per annum, to finance its share of the Shareholders' Loan to DBPHL. DBPHL has pledged all its assets with the Company and Broadsino for the repayment in full of the Shareholders' Loan. In addition, DBPHL also undertakes to apply any amounts, including dividends, which may be distributed by JDP to it to repay, in full, the Shareholders' Loan. Broadsino has pledged both its 20 percent shareholding in DBPHL and any amount it may receive from DBPHL as repayment of its proportion of the Shareholders' Loan to secure the repayment, in full, of the loan from the Company. A promissory note has been issued by a wholly owned subsidiary of Broadsino in favour of the Company.

                                       7


                                                                      Jan 10, 00

               DRANSFIELD CHINA PAPER CORPORATION AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
                       Nine Months ended December 31, 1999

               (Amounts in thousands, unless otherwise stated and
                   except number of shares and per share data)


5.   LOANS WITH A RELATED COMPANY (Continued)

     As at September 30, 1998, the Company advanced HK$14,350 (US$1,844) to Broadsino for the capital injection in JDP, which is classified as a loan to a related company. The same amount of HK$14,350 (US$1,844) is recorded in the consolidated financial statements as long term loan payable to Broadsino by DBPHL. The loan to and loan from a related company have no fixed repayment terms.

6.   DUE TO HOLDING COMPANY

     The long term liability balance, which is used to finance the Group's capital investment, is unsecured and interest-free. The holding company has agreed that it will not demand payment of the amount prior to October 1, 2000.

7.   CONTRIBUTED  SURPLUS

     The amount represents a net compensation of HK$1,530 (US$197) from a minority shareholder, which was accounted for as a capital transaction in 1998, and stock compensation expenses of HK$1,184 (US$152) and HK$939 (US$121) recognized for the years ended March 31, 1998 and 1999, respectively.. And, HK$273 (US$35) recognized as stock compensation for the nine months ended December 31, 1999.

8.   CORPORATE PROMOTION EXPENSES

     The Company became a listed company on Nasdaq in April 1997. An amount of approximately HK$474 (US$61) has been incurred and expended during the nine months period to December 31, 1999 for corporate expenses incurred in relation to various expenses associated with reporting, communicating to shareholders and investors and the maintenance costs associated with the various compliance filings as required by various authorities.

                                        8



                                                                      Jan 10, 00

               DRANSFIELD CHINA PAPER CORPORATION AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
                       Nine Months ended December 31, 1999

               (Amounts in thousands, unless otherwise stated and
                   except number of shares and per share data)

9.   LOSS PER SHARE

     In February 1997, the Financial Accounting Standards Board issued Statement No. 128, "Earnings Per Share" In accordance with this statement, the Company changed the method previously used to computed net income/loss per share and restated all prior periods presented.

     Basic net income/loss per share is computed using the weighted average number of common shares outstanding during the periods. Diluted net income/loss per share is computed using the weighted average number of common and potentially dilutive common shares during the periods, except those that are antidilutive.

     The basic net loss per share for the nine months ended December 31, 1998 and 1999 were computed by dividing net loss applicable to common stock, by the weighted average number of 15,585,000 and 16,395,510 shares of common stock, respectively, which were outstanding during the two years on the assumption that the 9.3 million shares of common stock issued to DHL upon the effectiveness of the merger had existed at April 1, 1996.

     The effect of employee stock options, warrants and the preferred stock outstanding during the two periods is anti-dilutive.

10.  FINANCIAL INSTRUMENTS

     The carrying amount of the Company's cash and bank balances approximate their fair value because of the short maturity of those instruments. The carrying amount of the Company's borrowing approximate their fair value based on the borrowing rates currently available for borrowings with similar terms and average maturities, except for the loans from holding company, which, due too their nature, the fair value is not determinable.

                                        9


                                                                      Jan 10, 00

               DRANSFIELD CHINA PAPER CORPORATION AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
                       Nine Months ended December 31, 1999

               (Amounts in thousands, unless otherwise stated and
                   except number of shares and per share data)


11.  CONCENTRATION OF RISK

     Concentration of credit risk:

     The Group's principal activities are distribution of fine paper and paper handkerchiefs. The Group has long standing relationships with most of its customers. The Group performs ongoing credit evaluation of its customers' financial conditions and, generally does not require collateral.

     The allowance for doubtful accounts the Group maintains is based upon the expected collectibility of all accounts receivable.

     Current vulnerability due to certain concentrations:

     The Group has investments in the PRC. The value of the Group's investment may be adversely affected by significant political, economic and social uncertainties in the PRC. Although the PRC government has been pursuing economic reform policies for the past 18 years, no assurance can be given that the PRC government will continue to pursue such policies or that such policies may not be significantly altered, especially in the event of a change in leadership, social or political disruption or unforeseen circumstances affecting the PRC's political, economic and social life. There is also no guarantee that the PRC government's pursuit of economic reforms will be consistent or effective.

                                       10


                                                                      Jan 10, 00